

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2017

Marie-Bleuenn Terrier
General Counsel
Cellectis S.A.
8, rue de la Croix Jarry
75013 Paris, France

   **Re: Cellectis S.A.**
     **Form 20-F for the Fiscal Year Ended December 31, 2016**
     **Filed March 23, 2017**
     **File No. 001-36891**

Dear Ms. Terrier:

   We have reviewed your October 10, 2017 response to our comment letter and have the following comment.

   Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Current Intellectual Property Portfolio, page 76

1.  We refer to your proposed disclosure in response to comment 1, and note that issued patents relating to your gene-editing platform and T-cell and CAR technology platforms have upcoming expiration dates in 2019.  In future filings, please also discuss whether you expect the expiration of these patents to have a material effect on your business, including any impact on future operations and the financial position of the company.

Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance